

October 21, 2013

<u>Via E-mail</u>
Mr. David N. Shafer, Esq.
Executive Vice President
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California 92614

> Re: **WNC Housing Tax Credit Fund V, L.P., Series 3**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by WNC Housing Tax Credit Fund V, L.P., Series 3, WNC &**
> **Associates, Inc., WNC Investment Partners, LLC, WNC Community**
> **Preservation Partners, LLC, and Wilfred N. Cooper, Jr.**
> **Filed October 18, 2013**
> **File No. 005-52597**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2013**
> **File No. 033-91136**

Dear Mr. Shafer:

We have reviewed your amended filings and have the following comments.

<u>Revised Preliminary Proxy Statement</u>

<u>General</u>

1.   We note the response to prior comment 4. Instruction 2(b) to Item 14 of Schedule 14A
     requires that, in an all-cash Rule 13e-3 transaction, the information required by
     Item 14(c)(2) with respect to the partnership must be provided. Therefore, in accordance
     with that item, please provide the information required by Part C of Form S-4, which by
     its terms applies regardless of whether securities of the partnership are being registered.
     As the partnership does not appear to "meet the requirements for use of Form S-3" within
     the meaning of General Instruction C.1 of Form S-4, in that the aggregate market value
     of its common equity held by non-affiliates is less than the $75 million prescribed by
     Instruction I.B.1 of Form S-3, please disclose the information required by Items 302 and
     303 of Regulation S-K, as well as financial statements of the partnership meeting the
     requirements of Regulation S-X. See Item 17(a) and Item 14 of Form S-4. Alternatively,
     please demonstrate how you are complying with Item 14(e)(2) of Schedule 14A to
     incorporate the required information by reference.

Fairness, page 12

2.   We note your response to prior comment 7. Please clarify your disclosure that, given the indebtedness of the Partnership to the MGP of approximately $2,361,000 (determined as of June 30, 2013), and the estimated costs of selling the Broadway LP Interest and of the Termination, the Partnership's Broadway LP Interest would have to be sold for at least $2,255,000 in order for the Limited Partners to receive any distributions from the sale. Please also clarify how you determined that the Property would have to be sold for at least $4,268,000 in order for the Limited Partners to receive any distributions from the sale. We note that mortgages in the aggregate amount of $1,211,000 were outstanding on the property as of June 30, 2013.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Paul G. Dannhauser, Esq.
        Derenthal & Dannhauser LLP